Exhibit 99.1
Bending Spoons has entered into a definitive agreement to acquire Airtable for $1.285 billion

Milan, Italy | Bending Spoons S.p.A. (NASDAQ: BSP) announced that it has entered into a definitive agreement to acquire Airtable, in an all-cash transaction that values Airtable at an enterprise value of $1.285 billion, which, together with Airtable’s current net cash-and-cash-equivalents balance, implies an equity value of approximately $2.25 billion. The acquisition is subject to customary closing conditions and approvals, including regulatory approvals.

“We’re looking forward to welcoming Airtable into Bending Spoons,” said Luca Ferrari, Bending Spoons CEO and co-founder. “Airtable is a pioneering brand reshaping how teams organize data and manage critical workflows. The value being delivered is reflected in annual recurring revenue growing over 20% YoY to approximately $480 million as of June 2026, and joining forces with Bending Spoons will accelerate innovation even further. We’re committed to investing in Airtable for the long run, and doubling down on its core strength: bringing teams and workflows together in one flexible workspace. We plan to expand what can be done across the full spectrum of work and make Airtable even more valuable to customers at every scale.”

“When we founded Airtable in 2013, we set out to share the magic of building software with more people—to put the power to create apps in the hands of anyone, regardless of technical skill,” said Howie Liu, co-founder and CEO of Airtable. “Today, more than 500,000 organizations, including 80% of the Fortune 100, rely on Airtable to power their most critical work. Partnering with Bending Spoons gives us the resources and the long-term commitment Airtable needs to pursue that vision even more boldly as we build the AI-native platform of the future.”

The deal will mark Bending Spoons’ first acquisition since its listing on Nasdaq on July 1, 2026, adding Airtable to a growing portfolio of renowned global brands. Bending Spoons acquired AOL in January 2026 and Eventbrite in March 2026.

Details of the Proposed Transaction

Under the terms of the agreement, which was unanimously approved by the boards of directors of Bending Spoons and Airtable, Bending Spoons will acquire 100% of the issued and outstanding shares of Airtable in an all-cash transaction.

The transaction is expected to close later this year, subject to receipt of required regulatory approvals and other customary closing conditions. Until the transaction closes, both companies will continue to operate independently.

Legal Counsel and Financial Advisors

Willkie Farr & Gallagher LLP is serving as legal counsel to Bending Spoons, while EY Advisory S.p.A. is providing financial and tax due diligence services to Bending Spoons. Goldman Sachs Bank Europe SE, Succursale Italia, and J.P. Morgan are acting as co-financial advisors to Bending Spoons.

Latham & Watkins LLP is serving as legal counsel and AXOM Partners LLC is acting as financial advisor to Airtable.

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. It acquires digital businesses, implements deep transformations and ongoing optimizations to sustainably expand earnings, and reinvests in additional acquisitions, thereby continuing the compounding cycle. The company has executed this strategy for more than a decade and, to date, has never sold a material business.

Bending Spoons strives to envision the most successful version of an acquired business, and works to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of the vision and a key tool in implementing the transformation.

Bending Spoons’ performance is driven by its Platform—comprising its people, proprietary technologies, and proprietary data—and reflects an intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

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Exhibit 99.1

Bending Spoons’ main businesses include AOL, Brightcove, Eventbrite, Evernote, Harvest, komoot, Remini, StreamYard, Vimeo, and WeTransfer. In March 2026, the company served over 500 million monthly active users and more than 9 million monthly paying customers.

About Airtable

Airtable is the connected platform that powers how modern enterprises run their operations. By combining the familiarity of a spreadsheet with the depth of a database, Airtable lets teams build the custom apps their work depends on, without writing code or waiting on engineering. Across every industry, leading enterprises rely on Airtable to consolidate their product operations, marketing operations, and other mission-critical workflows into a single, flexible source of truth. More than 500,000 organizations, including 80% of the Fortune 100, run on Airtable to accelerate work, automate complex workflows, and turn the power of AI into measurable business impact.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the acquisition, expected benefits, and the expected closing timing. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Bending Spoons’ control.

Bending Spoons’ actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition; change in clients; regulatory measures; a change in external forces; risks associated with uncertainty as to whether the acquisition transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; costs and potential litigation associated with the transaction; the failure to obtain necessary regulatory clearances or to satisfy the other closing conditions set forth in the agreement; risks that the proposed acquisition disrupts current plans and operations; potential difficulties in employee retention as a result of the proposed transaction; the distraction of management resulting from the proposed transaction; and other risk factors discussed from time to time by Bending Spoons in reports filed with, or furnished to, the Securities and Exchange Commission. Bending Spoons undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required by law.

For more information, visit our website https://bendingspoons.com/ and our Investors page https://investors.bendingspoons.com/.

Bending Spoons logos and photos: https://we.tl/t-l4EP2NyDKd.

Media Contacts

Bending Spoons: press@bendingspoons.com

Airtable: press@airtable.com

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